SCHEDULE 13G

Amendment No. 0
NETQIN MOBILE INC
Common Stock
Cusip #64118U926


Cusip #64118U926
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	7,929,654
Item 6:	0
Item 7:	7,929,654
Item 8:	0
Item 9:	7,929,654
Item 11:	17.481%
Item 12:	    HC


Cusip #64118U926
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	7,929,654
Item 8:	0
Item 9:	7,929,654
Item 11:	17.481%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



Item 1(a).	Name of Issuer:

		NETQIN MOBILE INC

Item 1(b).	Name of Issuer's Principal Executive Offices:

		No. 4 Building, 11 Heping LI East
Street
		Dongcheng District
		Beijing, F4
		100013

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		64118U926

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	7,929,654

	(b)	Percent of Class:	17.481%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	7,929,654

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	7,929,654

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of NETQIN MOBILE INC. The interest of one person, Fidelity Asia Ventures Fund LP, a Bermuda limited partnership, in the Common Stock of NETQIN MOBILE INC, amounted to 5,926,072 shares or 13.064% of the total outstanding Common Stock at August 31, 2011.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a
Schedule 13D with respect to FIL Limited and its various non-
U.S. investment management subsidiaries included on this
Schedule 13G.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 09, 2011
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Fidelity Asia Ventures Fund LP, Fidelity Asia Principals Fund LP and Fidelity Asia Ventures Fund II LP, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, Bermuda limited partnerships, were the beneficial owners of 6,612,034 shares or 14.576% of the outstanding common stock of the Company. Fidelity International Limited (FIL), Pembroke
Hall, 42 Crow Lane, Hamilton, Bermuda, is a limited partner and the investment manager of Fidelity Asia Ventures Fund
LP, Fidelity Asia Principals Fund LP and Fidelity Asia Ventures Fund II LP and is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000.

	The ownership of one Bermuda limited partnership, Fidelity Asia Ventures Fund LP, amounted to 5,926,072 shares or 13.064% of the Common Stock outstanding. Fidelity
Asia Ventures Fund LP has its principal business office at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 1,317,620 shares or 2.905% of the Common Stock outstanding on behalf of its clients.

	Some or all of the shares of Common Stock of NETQIN MOBILE INC owned by the investment companies at August 31, 2011 may include shares represented by American Depository Shares.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on September 09, 2011, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Common Stock of NETQIN MOBILE INC at August 31,
2011.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	FIL Limited

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney
	effective as of June 1, 2008, by and on behalf
	of FIL Limited and its direct and indirect
	subsidiaries